

June 10, 2010

Via U.S. Mail and Facsimile 212.751.3550

Mr. Robert L. Levy
Chief Financial Officer, Principal Accounting Officer and Director
Independence Tax Credit Plus Program
625 Madison Avenue
New York, NY 10022

>   **Re: Independence Tax Credit Plus Program**
>   **Form 10-K for Fiscal Year Ended March 31, 2009**
>   **Filed June 29, 2009**
>   **File No. 033-37704**

Dear Mr. Levy:

We have reviewed your response letter dated May 7, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Short-Term, page 9

1.   We note your response to comment 1 from our letter dated April 28, 2010, wherein you state the Partnership has received direct financial assistance from the General Partner and affiliates in the form of operating advances. Please tell us composition of the General

Partner's balance sheet. Please also tell us whether the General Partner, an affiliate, or the parent of the General Partner is the entity actually providing the direct financial assistance to the Partnership. Finally, tell us whether the Partnership has any outstanding receivables due from the General Partner.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant